09046095

RECEIVED

2009 MAY 18 A 2:52

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ZURICH

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SUPPL

Your reference: File No. 82-5089
Our reference: UM / BC
Date: May 07, 2009

Zurich Financial Services / File No. 82-5089
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services Ltd

Group Legal
Mythenquai 2
P.O. Box
8022 Zurich

Phone +41 (0)44 625 25 25
www.zurich.com

Direct Phone +41 (0)44 625 28 52
Direct Fax +41 (0)44 625 08 52
ulrich.marti@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following News Release:

- "Zurich reports solid first quarter operating performance", dated May 7, 2009
- Link to the material published on Zurich's Website

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services Ltd

Ulrich Marti
Corporate Legal Adviser

Enclosures

5/18

46674-03

investor relations/Home-Office/Zurich
Sent by: Patricia Heina

07.05.2009 06:53

To meldepflichten@six-group.com, adhoc@six-group.com

cc Raffaella Russi/Home-Office/Zurich@Zurich, Claudia Biedermann/Home-Office/Zurich@ZURICH, Ulrich Marti/Home-Office/Zurich@ZURICH

bcc

Subject Circular No. 1 / Annex 1 point 2.02

History: This message has been forwarded.

Zurich HelpPoint

Dear Madam / Sir,

Zurich Financial Services Ltd reports that the following financial publications of its Q1 2009 results are published today on the Zurich Website: Financial Review, Financial Highlights, Consolidated Financial Statements, Embedded Value and Financial Supplement. They can be found on http://www.zurich.com/main/investors/resultsandreports/resultsday/introduction.htm

Yours sincerely, Investor Relations

Investor Relations

Investor Relations
Zurich Financial Services
Mythenquai 2
CH-8022 Zurich, Switzerland

Office: +41(0)44 625 2299
Fax: +41(0)44 625 3618

E-Mail: investor.relations@zurich.com
Internet: http://www.zurich.com/

File No. 82-5089

News Release

ZURICH®

Zurich reports solid first quarter operating performance

Zurich Financial Services Ltd
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SIX Swiss Exchange/SMI: ZURN
Valor: 001107539

Group Media Relations
phone +41 44 625 21 00
fax +41 44 625 26 41
media@zurich.com

Investor Relations
phone +41 44 625 22 99
fax +41 44 625 36 18
investor.relations@zurich.com

Zurich, May 7, 2009 – Despite the impact of highly adverse economic circumstances as well as the continued deterioration of financial markets during the first quarter, Zurich Financial Services Group (Zurich) reported today another solid operating performance for the first three months of 2009, showing a continuous improvement over the discrete third and fourth quarter performance in 2008. Zurich achieved these results based on its continued focus on financial and underwriting discipline, operating efficiency, robust risk management and its well-balanced portfolio of businesses.

"We have shown continual quarter on quarter improvement since the financial crisis began, and remain confident in our strategy despite the ongoing financial turmoil," remarked Zurich's Chief Executive Officer James J. Schiro. "Though we anticipate 2009 to remain challenging, I am pleased with our ability to maintain our strong solvency ratio and add to shareholders' surplus while capitalizing on market opportunities that emerge."

Three-month performance highlights[1] include:

- **Business operating profit (BOP) of USD 1.1 billion, a decrease of 40%. Annualized BOP ROE[2] after tax of 14.8%**
- **Net income[3] of USD 362 million, a decrease of 75%. Annualized return on equity (ROE) of 6.6%**
- **General Insurance gross written premiums and policy fees of USD 9.8 billion, down 12% or 3% in local currencies, and a combined ratio of 95.8%**
- **Global Life new business value[4], after tax, down 7% to USD 149 million, with new business margin, after tax (as % of APE), of 20.6%. APE basically unchanged but up 16% in local currencies**

- **Farmers Management Services' management fees and other related revenues up 6% to USD 623 million**
- **Shareholders' equity of USD 22.3 billion, an increase of 1% over year end**

The Group continued to exploit profitable opportunities, expanding its product range and distribution capabilities organically as well as through the ongoing successful integration process of its recent acquisitions completed in Europe, the US and emerging markets. Furthermore, Zurich continued to reap the benefits of the continuous improvements embedded through The Zurich Way initiatives, targeting USD 900 million of after-tax benefits for each year from 2009 until 2011 as well as an additional USD 400 million in expense savings for 2009 to mitigate current economic challenges. The company is well on track to achieve both targets this year.

General Insurance:

in USD millions, for the three months ended March 31	2009	2008	Change in USD	Change in LC
General Insurance gross written premiums and policy fees	**9,814**	11,191	(12%)	(3%)
General Insurance business operating profit	**889**	1,189	(25%)	(17%)
General Insurance combined ratio (in %)	**95.8%**	94.6%	(1.2 pts)	

General Insurance continued to show resilience across its well-diversified book of business, as a deliberate and prudent approach to rates and expense management maintained profitability despite the ongoing negative economic environment. Business operating profit decreased 25% to USD 0.9 billion, driven by a lower underwriting performance due to the impact of recessionary forces on business volumes and challenging market conditions. Reductions in investment income equally contributed to the lower result. The combined ratio increased by 1.2 percentage points to 95.8%, mainly reflecting continued investments in operational transformation, changes in business mix and integration costs associated with the newly acquired businesses in Brazil and Turkey.

Gross written premiums and policy fees overall decreased by 3% in local currencies (minus 12% in dollar equivalent terms) as moderate growth in most of the businesses was offset by some contraction, primarily in the US. The lower volumes were driven by a slowdown of customers' business activities as well as the Group's continued disciplined approach to rates, which resulted in over 5 percentage points of renewal price improvement in the US and 4 points in the UK commercial business compared to the first quarter 2008.

In North America Commercial, the ability to drive rates and capitalize on growth opportunities in targeted market segments helped to partially mitigate the volume impact from downward economic pressures. In Europe General Insurance, volume growth of 1% in local currencies reflected the successful integration of various acquisitions over the last year, while difficult market conditions and strict underwriting discipline held organic development flat. Global Corporate continued to focus on underwriting and pricing discipline within a continuing competitive market environment, achieving positive price trends across most major lines in North America and Europe and improved profitability. The Group's International Markets also exhibited increased profitability, with volume growth on a local currency basis achieved across all regions, aided in Latin America by last year's acquisition in Brazil.

Global Life:

in USD millions, for the three months ended March 31	2009	2008	Change in USD	Change in LC
Global Life gross written premiums, policy fees and insurance deposits	**5,529**	5,397	2%	20%
Global Life business operating profit	**222**	340	(35%)	(25%)
Global Life gross new business annual premium equivalent (APE)	**721**	722	(0.1%)	16%
Global Life new business margin, after tax (as % of APE)	**20.6%**	22.2%	(1.6 pts)	
Global Life new business value, after tax	**149**	160	(7%)	5%

The Global Life segment continued to deliver a solid performance through the first three months as it faced challenging market conditions in its core markets from falling and volatile equity markets as well as from consumer reactions to the global financial crisis. New business value, after tax, declined 7% to USD 149 million from USD 160 million during the same period last year but increased by 5% on a local currency basis, primarily as a result of the acquisitions in Spain and growth in sales volumes in the UK and Latin America. Business operating profit decreased by 35%, or 25% in local currencies, to USD 222 million primarily due to the impact of movements in the financial markets in the UK, Australia and Switzerland.

New business annual premium equivalent (APE) grew by 16% in local currencies, however remained basically flat in dollar equivalent terms. A strong new business margin of 20.6% reflected the quality of new business. APE growth was driven by acquisitions accompanied by Bancassurance agreements in Spain, IFA/Broker growth in the UK, growth from Corporate Life and Pensions in Zurich International Solutions and Latin America, and was partly offset by a reduction in International/Expatriate sales due to adverse market conditions.

Farmers[5]*:*

in USD millions, for the three months ended March 31	**2009**	2008	Change in USD	Change in LC
Farmers Management Services (FMS) management fees and other related revenues	**623**	589	6%	6%
Farmers Re gross written premiums and policy fees	**1,056**	409	nm	nm
Farmers business operating profit	**324**	331	(2%)	
FMS gross management result	**311**	281	11%	
FMS managed gross earned premium margin	**7.5%**	7.0%	0.5 pts	

Farmers Management Services (FMS) continued to successfully manage the Farmers Exchanges, the third largest personal lines insurer in America, which Zurich manages but does not own. Management fees and other related revenues grew by 6% to USD 623 million, primarily reflecting a 5% earned

premium growth at the Farmers Exchanges, of which 4 percentage points are attributable to the transfer of North America Commercial's Small Business Solutions book to the Exchanges in June 2008. As a consequence and in conjunction with cost savings actions, FMS' gross management result improved by 11%, resulting in a 7% higher business operating profit and an improved managed gross earned premium margin of 7.5%.

Farmers Re, which provides reinsurance to the Farmers Exchanges, more than doubled its premium volume compared to the same period last year due to an increase of the existing quota share reinsurance from 5% to 25% as of September 30, 2008. In combination with a significant rise in weather-related incidents causing higher claims payments, Farmers Re's business operating profit fell to USD 2 million, resulting in a slightly decreased business operating profit for the Farmers segment overall of USD 324 million.

Other Operating Businesses: The Other Operating Businesses segment, predominantly consisting of the Group's Headquarter, Holding & Finance and Banking activities, reported a reduced business operating loss of USD 46 million, primarily as a result of gains on buy-backs of subordinated debt executed in advantageous market conditions.

Non-Core Businesses: The Non-Core Businesses segment, mostly comprising the Group's run-off businesses, incurred a business operating loss of USD 328 million as a consequence of deteriorating equity markets and widening credit spreads.

Group investments:

in USD millions, for the three months ended March 31	2009	2008	Change in USD	Change in LC
Group investments average invested assets	**176,692**	196,165	(10%)	
Group investments results, net	**816**	2`173	(62%)	
Group investments return (as % of average invested assets)	**0.5%**	1.1%	(0.6 pts)	

The net investment result for Group investments, which includes investment income and realized losses and impairments, contributed USD 816 million, a return of 0.5% (not annualized), to Zurich's profit and loss statement. The realized losses and impairments amounted to USD 1 billion, of which impairments – driven largely by equity write-downs – accounted for USD 500 million. The remaining realized losses, including net revaluations of trading securities, were split equally between equity and debt securities. The positive contribution attained by the Group's Investment Management demonstrated once again the benefit of managing assets relative to liabilities on a risk-adjusted basis.

Capital management-related issues: During the first quarter, shareholders' equity increased over year end by 1%, with reported net income[3] of USD 362 million and net actuarial profits on pension plans of USD 689 million more than offsetting net unrealized losses and translation adjustments related to foreign exchange movements of USD 689 million and USD 229 million, respectively.

Zurich's capital surplus as of March 31, 2009, reflects a healthy balance sheet and a strong Group solvency position (Solvency I) of 157%. The successful placing of 6.7 million shares during April related to the announced acquisition of AIG's personal auto business is expected to further benefit statutory solvency by about 3 percentage points. The Group remains confident that it is not only well positioned to weather the current financial-market crisis but to take advantage of opportunities both currently and once a more stable economic environment returns.

[1] All comparisons refer to the first three months of 2009 unless stated otherwise.

[2] ROE calculated on common shareholders' equity. See the Financial Supplement and the Financial Review on the Investor Relations page of our Web site www.zurich.com for further information on shareholders' and common shareholders' equity.

[3] Attributable to shareholders.

[4] Calculated on the European Embedded Value basis.

[5] The Farmers reporting segment newly includes Farmers Re as well.

Note to editors:

There will be a telephone conference today with a Q&A session for analysts and investors at 9:30 a.m. CEDT. Media may listen in by telephone. Please dial-in to register approximately 3 to 5 minutes prior to the start of the conference.

Dial-in numbers:

- Europe +41 (0)91 610 56 00
- UK +44 (0)207 107 06 11
- USA +1 (1) 866 291 41 66

The presentation to analysts and investors will be audio webcast on our Web site www.zurich.com live, followed by a webcast replay available after 12:00 p.m. CEDT.

Supplemental financial information, including information on the business divisions, will be available on our Web site www.zurich.com. The presentation for analysts and investors will be published at 9:00 a.m. CEDT. Please click on the "Results reporting for the three months 2009 – Media View" link on the bottom right corner of our homepage.

Multimedia material will be available after 10:00 a.m. CEDT on The NewsMarket at http://www.thenewsmarket.com/zurich. If you are a first-time user, please take a moment to register. In case you have any questions, please e-mail: journalisthelp@thenewsmarket.com.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

ZURICH®

Financial Highlights (unaudited)

The following table presents the summarized consolidated results of the Group for the three months ended March 31, 2009 and 2008 and the financial position as of March 31, 2009 and December 31, 2008, respectively. Interim results are not necessarily indicative of full-year results. All amounts are shown in USD millions and rounded to the nearest million unless otherwise stated with the consequence that the rounded amounts may not add to the rounded total in all cases. All ratios and variances are calculated using the underlying amount rather than the rounded amount. This document should be read in conjunction with the Zurich Financial Services Group's Financial Report 2008 and the unaudited consolidated financial statements as of March 31, 2009. Certain comparatives including segment disclosures have been restated for changes in presentation and for reclassifications as set out in notes 1 and 13 of the consolidated financial statements to conform to the 2009 presentation. The reclassifications have no impact on previously reported business operating profit, net income and shareholders' equity.

in USD millions, for the three months ended March 31, unless otherwise stated	2009	2008	Change in USD[1]	Change in LC[1]
Business operating profit	**1,061**	1,764	(40%)	
Net income attributable to shareholders	**362**	1,427	(75%)	
General Insurance gross written premiums and policy fees	**9,814**	11,191	(12%)	(3%)
Global Life gross written premiums, policy fees and insurance deposits	**5,529**	5,397	2%	20%
Farmers Management Services management fees and other related revenues	**623**	589	6%	6%
General Insurance business operating profit	**889**	1,189	(25%)	
General Insurance combined ratio	**95.8%**	94.6%	(1.2 pts)	
Global Life business operating profit	**222**	340	(35%)	
Global Life new business annual premium equivalent (APE)	**721**	722	-	16%
Global Life new business margin, after tax (as % of APE)	**20.6%**	22.2%	(1.6 pts)	
Global Life new business value, after tax	**149**	160	(7%)	
Farmers business operating profit	**324**	331	(2%)	
Farmers Management Services gross management result	**311**	281	11%	
Farmers Management Services managed gross earned premium margin	**7.5%**	7.0%	0.5 pts	
Group investments average invested assets [2]	**176,692**	196,165	(10%)	
Group investments results, net	**816**	2,173	(62%)	
Group investments return (as % of average invested assets)	**0.5%**	1.1%	(0.6 pts)	
Shareholders' equity [3]	**22,257**	22,103	1%	
Diluted earnings per share (in USD)	**2.57**	10.05	(74%)	
Diluted earnings per share (in CHF)	**2.95**	10.75	(73%)	
Book value per share (in CHF) [3]	**180.59**	167.92	8%	
Return on common shareholders' equity (ROE)	**6.6%**	19.9%	(13.3 pts)	
Business operating profit (after tax) return on common shareholders' equity (BOPAT ROE)	**14.8%**	18.6%	(3.9 pts)	

[1] Parentheses around numbers represent an adverse variance.
[2] Excluding average cash received as collateral for securities lending of USD 0.1 billion and USD 1.9 billion in the three months ended March 31, 2009 and 2008, respectively.
[3] As of March 31, 2009 and December 31, 2008, respectively.

ZURICH®

Disclaimer & Cautionary Statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements, as well as statements regarding our understanding of general economic, financial and insurance market conditions and expected developments. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and plans and objectives of Zurich Financial Services Ltd or the Zurich Financial Services Group (the "Group") to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) the risk of the global economic downturn and a downturn in the financial services industries in particular; (iii) performance of financial markets; (iv) levels of interest rates and currency exchange rates; (v) frequency, severity and development of insured claims events; (vi) mortality and morbidity experience; (vii) policy renewal and lapse rates; and (viii) changes in laws and regulations and in the policies of regulators may have a direct bearing on the results of operations of Zurich Financial Services Ltd and its Group and on whether the targets will be achieved. Zurich Financial Services Ltd undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

It should be noted that past performance is not a guide to future performance. Please also note that interim results are not necessarily indicative of the full year results.

Persons requiring advice should consult an independent adviser.

This communication does not constitute an offer or an invitation for the sale or purchase of securities in any jurisdiction.

THIS COMMUNICATION DOES NOT CONTAIN AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES; SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR EXEMPTION FROM REGISTRATION, AND ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE ISSUER AND THAT WILL CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS.